February 19, 2020
Brittany Ebbertt or Christine Dietz
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Evoqua Water Technologies Corp. Form 10-K for the Fiscal Year Ended September 30, 2019 Filed November 25, 2019 Form 8-K furnished on February 4, 2020 File No. 001-38272

Dear Ms. Ebbertt and Ms. Dietz:
This letter sets forth the response of Evoqua Water Technologies Corp. (the “Company”) to the comment letter, dated February 10, 2020 (the “February 10 Letter”) of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Form 10-K for the Fiscal Year Ended September 30, 2019 (the “10-K”), filed on November 25, 2019, as well as the Form 8-K furnished on February 4, 2020 (the “8-K”). In order to facilitate your review, we have reproduced each of the Staff’s comments in its entirety in the original numbered sequence, with the response to a particular comment set out below the comment.
Form 10-K for the Fiscal Year Ended September 30, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

1.	We note your disclosure of Adjusted EBITDA throughout the filing. Please revise to clearly disclose that Adjusted EBITDA is a non-GAAP measure.

Response:

In future filings, the Company will clearly identify Adjusted EBITDA as a non-GAAP measure throughout the filing.

Evoqua Water Technologies LLC 210 Sixth Avenue, Suite 3300 Pittsburgh, PA 15222 USA	www.evoqua.com

Consolidated Financial Statements
Note 11. Debt, page 108

2.
We note that the interest rates for your credit agreements are tied, in part, to LIBOR.  Please include a risk factor discussing how the expected discontinuation of LIBOR could affect your liquidity and results [of] operations.

Response:

In the Company’s next quarterly report on Form 10-Q, the Company will include a risk factor substantially similar to the language set forth below in Item 1A, “Risk Factors” –

The phase-out, replacement or unavailability of the London Interbank Offered Rate (“LIBOR”) could affect interest rates under our existing credit facility agreements, as well as our ability to seek future debt financing

LIBOR is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rates on loans globally. We use LIBOR as a reference rate to calculate interest rates under our revolving credit facility and our term loan facility, which are scheduled to mature in December 2022 and December 2024, respectively. In 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear if LIBOR will cease to exist at that time or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index, the Secured Overnight Financing Rate (“SOFR”), calculated using short-term repurchase agreements backed by Treasury securities.  Our senior secured credit facilities do not include specific references to SOFR as a replacement for LIBOR, and whether or not SOFR or another alternative reference rate attains market traction as a LIBOR replacement tool remains in question. Additionally, it is uncertain if LIBOR will cease to exist after calendar year 2021, or whether additional reforms to LIBOR may be enacted, or whether alternative reference rates will gain market acceptance as a replacement for LIBOR.  If LIBOR ceases to exist, we will need to agree upon a replacement index with banks under our senior secured credit facilities, and certain of the interest rates under such agreements may change. The new rates may not be as favorable to us as those in effect prior to any LIBOR phase-out.

In addition, the transition process may involve, among other things, increased volatility or illiquidity in markets for instruments that currently rely on LIBOR. The transition may also result in reductions in the value of certain instruments or the effectiveness of related transactions such as hedges, increased borrowing costs, uncertainty under applicable documentation, or difficult and costly consent processes. Any such effects of the transition away from LIBOR, as well as other unforeseen effects, may result in expenses, difficulties, complications or delays in connection with future financing efforts, which could have a material adverse impact on our business, financial condition and results of operations.

www.evoqua.com

Note 23. Business Segments, page 129

3.
We note your disclosure on page 49 that you evaluate your segment operating results based on income from operations and EBITDA.  If the chief operating decision maker uses more than one measure of a segment’s profit or loss, the reported measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your consolidated financial statements.  Please revise to remove EBITDA from the segment footnote.  Refer to ASC 280-10-50-28 and Item 10(e)(ii)(C) of Regulation S-K.

Response:

In future filings, the Company will revise Note 23, Business Segments, to remove EBITDA from the segment footnote.

Form 8-K furnished on February 4, 2020
Exhibit 99.1, page 13

4.
We note your disclosure of “Adjusted net income (loss).”  Please revise to provide a more detailed quantitative reconciliation showing each adjustment and revise to separately disclose the income tax effects and explain how it was determined.  Also, revise to disclose how the measure provides useful information to the investor.  Refer to Item 10(e)(i)(B) and (C) of Regulation S-K and Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations.

Response:

In future filings, the Company will revise disclosure of Adjusted net income (loss) to reflect a more detailed quantitative reconciliation showing each adjustment, including the income tax effects and how it was determined.  Additionally, the Company will provide disclosure regarding how the measure provides useful information to the investor.

Should you have any questions or comments, please feel free to call me at (724) 772-1572 or email me at ben.stas@evoqua.com.
Sincerely,

By:	/s/ Benedict J. Stas
Benedict J. Stas

www.evoqua.com

cc:
Vincent Grieco (Evoqua Water Technologies Corp.)
Andrew Barkan (Fried, Frank, Harris, Shriver & Jacobson LLP)
Meredith Mackey (Fried, Frank, Harris, Shriver & Jacobson LLP)

www.evoqua.com